Canna Global Acquisition Corp

4640 Admiralty Way, Suite 500

Marina Del Rey, California 90292

November 24, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attention:	Ms. Catherine De Lorenzo, Esq.

Re:	Canna-Global Acquisition Corp
Registration Statement on Form S-1
File No. 333-258619
REQUEST FOR ACCELERATION OF EFFECTIVENESS

Dear Ms. De Lorenzo:

I hope this letter finds you well.

Canna-Global Acquisition Corp (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-1, as amended (File No. 333-258619) (the “Registration Statement”), be accelerated under Rule 461 under the Securities Act of 1933, as amended, so that it will be declared effective at 4:00 p.m. Eastern time on Monday, November 29, 2021, or as soon thereafter as possible, or at such other time as the Company or its outside counsel, Rimon, P.C., request by telephone that such Registration Statement be declared effective.

Please contact Debbie A. Klis of Rimon, P.C. on (202) 935-3390 with any questions you may have regarding this request. In addition, please notify Ms. Klis by telephone when this request for acceleration has been granted.

Sincerely yours,

By:	J. Gerald Combs
J. Gerald Combs
Chief Executive Officer

cc: Rimon, P.C.

Debbie A. Klis, Esq.

Schiff Hardin LLP

Cavas S. Pavri